Exhibit 99.4

SRK Consulting (Canada) Inc. 1500 – 155 University Avenue Toronto, Ontario, Canada M5H 3B7 T: +1.416.601.1445 F: +1.416.601.9046 toronto@srk.com www.srk.com

Project number: 3CE016.008

Toronto, October 30, 2020

To: Ontario Securities Commission (Principal Regulator)

British Colombia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission, Securities Division

Manitoba Securities Commission

Authorité des marchés financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Superintendent of Securities, Northwest Territories

Superintendent of Securities, Yukon Territories

Superintendent of Securities, Nunavut

CONSENT of AUTHOR

I, Joycelyn Smith, do hereby consent to the public filing of the technical report entitled Independent Technical Report for the Evolución Polymetallic Project, Miguel Auza, Zacatecas, Mexico, (the Technical Report) and dated October 30, 2020, and any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of Excellon Resources Inc. and to the filing of the Technical Report with any securities regulatory authorities.

I further consent to the company filing the report on SEDAR and consent to press releases made by the company with my prior approval. In particular, I have read and approved the press release of Excellon Resources Inc. dated September 17, 2020 (the “Disclosure”) in which the findings of the Technical Report are disclosed.

I also confirm that I have read the Disclosure and that it fairly and accurately represents the information in the Technical Report that supports the Disclosure.

Dated this 30th day of October 2020

[“signed and sealed”]

Joycelyn Smith, PGeo (APGO#4963)

Consultant (Resource Geology)

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